OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

December 20, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Capital Income Fund
(SEC File 811-01512)

Dear Ms. Lithotomos:

Below please find a response to your comments received on December 5, 2013 to Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Capital Income Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Please provide a copy of the Fund’s completed fee table numbers prior to the effectiveness of the Registration Statement.

A copy of the completed fee table is included below:

Shareholder Fees (fees paid directly from your investment)
	Class A	Class B	Class C	Class N	Class Y	Class I
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None	5%	1%	1%	None	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class B	Class C	Class N	Class Y	Class I2
Management Fees[3]	0.54%	0.54%	0.54%	0.54%	0.54%	0.54%
Distribution and/or Service (12b-1) Fees	0.23%	1.00%	0.99%	0.48%	None	None
Other Expenses	0.24%	0.24%	0.24%	0.24%	0.24%	0.06%
Acquired Fund Fees and Expenses	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.06%	1.83%	1.82%	1.31%	0.83%	0.65%
Fee Waiver and/or Expense Reimbursement[4]	(0.05%)	(0.05%)	(0.05%)	(0.05%)	(0.05%)	(0.05%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.01%	1.78%	1.77%	1.26%	0.78%	0.60%
1.	Expenses have been restated to reflect current fees.
2.	Estimated expenses for the first fiscal year that Class I shares are offered. Class I shares will first be offered on the date of this prospectus.
3.	“Management Fees” reflects the gross management fees paid to the Manager by the Fund and the gross management fee of the Subsidiary for its most recent fiscal year.
4.	After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates. This fee waiver and/or expense limitation may not be amended or withdrawn until one year from the date of this prospectus, unless approved by the Fund’s Board.

2.	Please confirm if the Fund’s Subsidiary has any performance fees in its management agreements.

The Fund’s wholly-owned Subsidiary does not have any performance fees in its management agreements.

3.	Please confirm if the Fund is a commodity pool.

The Fund is not a commodity pool.

4.	Please confirm if the derivatives disclosure is appropriate, given the recent guidance on derivatives from the Division of Investment Management.

The Fund has clarified in its principal investment strategies its purposes for using derivatives and which derivatives it intends to use, and has included appropriate risk disclosure related to those derivatives. We believe that the Fund’s derivatives disclosure is appropriate, given its investment strategies, and that the material risks of the use of its derivative strategies are appropriately disclosed.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:   K&L Gates, LLP

       Lori E. Bostrom, Esq.